Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-128649

February 14, 2006

Prospectus Supplement No. 1

To the Prospectus Dated November 10, 2005

of

EDEN ENERGY CORP.

Relating to

5,134,220 Shares of Common Stock of Eden Energy Corp.

This prospectus supplement supplements our prospectus dated November 10, 2005, relating to the resale by certain selling stockholders of up to 5,134,200 shares of our common stock as follows:

- up to 2,978,000 shares of our common stock which may be issued to certain selling stockholders upon the conversion of principal, or up to 800,000 shares of common stock issued in payment of interest, under the 6% convertible promissory notes;

- up to 980,100 shares of our common stock which may be issued upon the conversion of certain option notes issued in connection with the private placement on August 25, 2005; and

- up to 1,176,120 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common Series A share purchase warrants issued in connection with the private placement of the 6% convertible promissory notes. (Includes 87,120 broker’s warrants exercisable under the same terms).

You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

SELLING SECURITY HOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued to them upon conversion of, or in payment of interest under, the 6% convertible promissory notes, upon conversion of the option notes, or upon exercise of the series A share purchase warrants. Because the selling stockholders may offer all or only some portion of the 5,134,220 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of December 31, 2005, and the number of shares of common stock covered by this prospectus. The number of shares in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholder. With the exception of H.C. Wainwright & Co., Inc., none of the selling stockholders is a broker-dealer, or an affiliate of a broker-dealer to our knowledge.

Name of Selling Stockholder and Position, Office or Material Relationship with Eden	Common Shares Owned by the Selling Security Holders	Number of Shares Issuable Upon Exercise of Conversion or Purchase Rights and forming part of this offering(2)	Total Shares Registered	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
				# of Shares	% of Class
RAB Special Situations (Master) Fund Ltd. (3)	26,133	2,198,484	2,224,617	Nil	0%
Cranshire Capital LP(4)	1,633	137,406	139,039	Nil	0%
Douglas Campbell Jr.	1,307	109,924	111,231	Nil	0%
SDS Capital Group SPC, Ltd. (5)	3,267	274,810	278,077	Nil	0%
Nite Capital LP(6)	93,267	184,810	278,077	Nil	0%
Omicron Master Trust(7)	3,267	274,810	278,077	Nil	0%
Capital Ventures International(8)	3,267	274,810	278,077	Nil	0%
Crestview Capital Master, LLC(9)	4,083	343,513	347,596	Nil	0%
Double U Master Fund LP(10)	4,900	412,216	417,116	Nil	0%
Iroquois Master Fund Ltd. (11)	1,633	137,406	139,039	Nil	0%
JGB Capital L.P. (12)	3,267	274,810	278,077	Nil	0%
Enable Growth Partners LP(13)	2,287	192,367	194,654	Nil	0%
Enable Opportunity Partners LP(14)	980	82,443	83,423	Nil	0%
H.C. Wainwright & Co., Inc. (15)	Nil	40,112	40,112	Nil	0%
John R. Clarke	Nil	15,440	15,440	Nil	0%
Scott F. Koch	Nil	15,440	15,440	Nil	0%
Energy Equities, Inc. (16)	Nil	768	768	Nil	0%
Ocean Equities Ltd. (17)	Nil	15,360	15,360	Nil	0%
TOTALS	149,291	4,984,929	5,134,220

(1)            Assumes all of the shares of common stock offered are sold. Based on 34,135,677 common shares issued and outstanding on December 31, 2005.

(2)            Represents common stock that potentially may be issued: (a) upon the conversion of principal, and up to 800,000 shares of common stock issued in payment of interest, under the 6% convertible promissory notes; (b) upon the conversion of the option notes exercisable for a period of 180 days from August 25, 2005; and (c) common stock that may be issued upon the exercise of series A share purchase warrants issued to the holders of the 6% convertible promissory notes and exercisable until August 25, 2008 at an exercise price of $6.00 per share, subject to adjustment in accordance with their terms. Pursuant to the note and warrant purchase agreements entered into between our company and each investor, we have reserved 120% of the number of shares of common stock otherwise issuable under the notes, option notes and warrants to provide for adjustments as may be required under those instruments. See "Description of Securities to be Registered" for further details on the terms of the 6% convertible promissory notes and the related option notes and warrants.

(3)            Ronan Daly, the Director of RAB Special Situations LP the General Partner of RAB Special Situations (Master) Fund Ltd., exercises dispositive and voting power with respect to the shares of common stock that RAB Special Situations (Master) Fund Ltd. owns, or that it may acquire on exercise of the share purchase warrants.

(4)            Mitchell P. Kopin, President of Downsview Capital Inc., the general partner of Cranshire Capital LP, exercises dispositive and voting power with respect to the shares of common stock that Cranshire Capital LP owns, or that it may acquire on exercise of the share purchase warrants.

(5)           SDS Management LLC, the general partner of SDS Capital Group SPC, Ltd., exercises dispositive and voting power with respect to the shares of common stock that SDS Capital Group SPC, Ltd. owns, or that it may acquire on exercise of the share purchase warrants. Steven Derby is the managing member of SDS Management LLC.

(6)            Keith Goodman, Manager of the General Partner of Nite Capital LP, exercises dispositive and voting power with respect to the shares of common stock that Nite Capital LP owns, or that it may acquire on exercise of the share purchase warrants.

(7)            Omicron Capital, the general partner of Omicron Master Trust, exercises dispositive and voting power with respect to the shares of common stock that Omicron Master Trust owns, or that it may acquire on exercise of the share purchase warrants. Bruce Bernstein is the managing member of Omicron Capital.

(8)            Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(9)           Stewart R. Flink, Robert Hoyt and Daniel I. Warsh, the managing partners of Crestview Capital Master, LLC, exercise dispositive and voting power with respect to the shares of common stock that Crestview Capital Master, LLC owns, or that it may acquire on exercise of the share purchase warrants.

(10)          Navigator Management Ltd., the general partner of Double U Master Fund LP, exercises dispositive and voting power with respect to the shares of common stock that Double U Master Fund LP owns, or that it may acquire on exercise of the share purchase warrants.

(11)          Joshua Silverman, Managing Member of Iroquois Master Fund Ltd., exercises dispositive and voting power with respect to the shares of common stock that Iroquois Master Fund Ltd. owns, or that it may acquire on exercise of the share purchase warrants.

(12)          Brett Cohen of JGB Capital L.P., exercises dispositive and voting power with respect to the shares of common stock that JGB Capital L.P. owns, or that it may acquire on exercise of the share purchase warrants.

(13)          Miteh Levine, the Managing Partner of Enable Growth Partners LP, exercises dispositive and voting power with respect to the shares of common stock that Enable Growth Partners LP owns, or that it may acquire on exercise of the share purchase warrants.

(14)          Miteh Levine, the Managing Partner of Enable Opportunity Partners LP, exercises dispositive and voting power with respect to the shares of common stock that Enable Opportunity Partners LP owns, or that it may acquire on exercise of the share purchase warrants.

(15)          H.C. Wainwright & Co., Inc., is a registered broker-dealer. The company issued these warrants to HCW as partial compensation for HCW’s services as placement agent in connection with the transaction, and HCW acquired the HCW warrants in the ordinary course of business. At the time of HCW’s acquisition of the warrants, HCW did not have any agreements, understandings, or arrangements with any persons, either directly or indirectly, to distribute the warrants or shares of common stock underlying the warrants. John Clarke exercises sole dispositive and voting control over all of the securities owned by HCW. By virtue of such control, John Clarke may be deemed to beneficially own the outstanding common stock beneficially owned by HCW.

(16)          David Snow exercises dispositive and voting power with respect to the shares of common stock that Energy Equities, Inc. owns, or that it may acquire on exercise of the share purchase warrants.

(17)          Guy Wilkes, the managing director of Ocean Equities Ltd., exercises dispositive and voting power with respect to the shares of common stock that Ocean Equities Ltd. owns, or that it may acquire on exercise of the share purchase warrants.

We may require the selling security holders to suspend the sales of the securities offered in the prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.